LZM ANNOUCE $8M REDUCTION IN CAP PAYABLE FOLLOWING CONTINUED IFC PS5 ALIGNMENT 2026 10 07 1 Lifezone Metals Announces US$8 million Reduction in Cap on Consideration Payable to BHP following Continued IFC Performance Standard 5 Alignment October 7, 2026 New York (USA) – Lifezone Metals Limited (NYSE: LZM) today announced a US$8 million reduction in the cap on consideration payable to BHP Billiton (UK) DDS Limited (BHP), following an independent expert review confirming that the Kabanga Nickel Project’s Resettlement Action Plan (RAP) has continued to be in material alignment with the International Finance Corporation’s Performance Standard 5 (IFC PS5). Lifezone’s July 2025 definitive agreement with BHP to acquire BHP’s 17% equity interest in Kabanga Nickel Limited (KNL) included a RAP assessment provision. Under it, Lifezone was required to obtain independent verification after a 12-month period confirming whether the Kabanga Nickel Project’s RAP had been prepared, developed and implemented in material alignment with IFC PS5 objectives, and assessing the effectiveness of measures designed to mitigate identified impacts and risks. The determination, as made by the RAP expert, and pursuant to the terms of the definitive agreement, resulted in an automatic reduction of US$8 million on the cap on consideration payable to BHP. Consideration payable to BHP comprises two deferred cash payments: a fixed payment of US$10 million, payable on the earlier of 12 months after the Final Investment Decision on the Kabanga Nickel Project or Lifezone raising US$250 million in aggregate funding; and a contingent payment, payable 12 months after first commercial production, based on a reference amount of US$28 million that is indexed to Lifezone’s share price1. The independent review was undertaken during August and September 2026 by Ed O’Keefe of Synergy Global Consulting acting as the RAP expert. Following a desktop review and site visit, the RAP expert confirmed in a detailed report that the RAP has continued to be prepared, developed and implemented in all material respects in alignment with the core objectives of IFC PS5. 1 Lifezone Metals - Lifezone Metals Consolidates Control of the World-Class Kabanga Nickel-Copper-Cobalt Sulfide Project

LZM ANNOUCE $8M REDUCTION IN CAP PAYABLE FOLLOWING CONTINUED IFC PS5 ALIGNMENT 2026 10 07 2 Chris Showalter, Lifezone CEO, said: “This confirmation reflects the care and discipline being applied as we progress, and the strength of our approach to responsible project development at Kabanga. We remain committed to meeting international standards, maintaining constructive community engagement, and advancing the project in a way that creates long-term value for all stakeholders.” Contact Investor Relations Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com If you would like to sign up for Lifezone Metals news alerts, please register here. Social Media LinkedIn | X | YouTube About Lifezone Metals Lifezone Metals (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting. Our Kabanga Nickel Project in Tanzania is believed to be one of the world's largest and highest- grade development-ready nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of nickel, copper and cobalt for the global battery metals markets and to empower Tanzania to achieve in-country beneficiation. Through our US-based recycling partnership, we are working towards applying our Hydromet Technology to the recovery of platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, supporting a circular economy for precious metals. www.lifezonemetals.com Forward-Looking Statements Some of the statements contained herein are not historical facts and, accordingly, may be considered “forward-looking statements” within the meaning of the Securities Act and the Exchange Act, as amended, regarding, among other things, the plans, strategies and prospects, both business and financial, of Lifezone Metals. These statements are based on the beliefs and assumptions of management, as well as information currently available to, Lifezone Metals. Although Lifezone Metals Limited believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, Lifezone Metals cannot assure you that it will achieve or realize these plans, intentions or expectations.

LZM ANNOUCE $8M REDUCTION IN CAP PAYABLE FOLLOWING CONTINUED IFC PS5 ALIGNMENT 2026 10 07 3 Forward-looking statements are inherently subject to significant risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include words such as “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or similar expressions; provided that the absence of these does not mean that a statement is not forward-looking. In addition, statements of belief and similar statements reflect the beliefs and opinions of our management on the relevant subject, and are based upon information available to such parties, as applicable, as of the date of this release, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that our management has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. These statements are based on Lifezone Metals Limited's management's current expectations and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals Limited and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, and business conditions, including but not limited to economic and operational disruptions; global inflation and cost increases for materials and services; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development and processing of mineral resources at the Kabanga Nickel Project; the amendment of the Framework Agreement entered into on January 19, 2021 (the “Framework Agreement”), between Kabanga Nickel Limited, a wholly-owned subsidiary of Lifezone Metals Limited, and the Government of Tanzania, and the agreement and finalization of the joint financial model relating to the Kabanga Nickel Project which will define the equitable sharing of economic benefits with government authorities in Tanzania; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the outcome of any legal proceedings that may be instituted against Lifezone; risks related to the rollout of Lifezone’s business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition, maintenance, and protection of intellectual property; the ability of Lifezone to achieve projections and anticipate uncertainties relating to its business, operations, and financial performance, including expectations with respect to financial and business performance, future operating results, financial projections, and business metrics; expectations regarding product and technology development and pipeline, market size, and the competitive landscape; the ability to develop, design, and sell differentiated products and services; expectations regarding future acquisitions, partnerships, or other relationships with third parties; upgrading, maintaining, and securing information technology systems; the timing and significance of contractual relationships; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, the development and processing of the mineral resources at the Kabanga Nickel Project; the ability to finance the Kabanga Nickel Project; negotiations regarding the Framework Agreement and other commercial arrangements; the outcome of certain legal proceedings with Tanzania Revenue Authority; Lifezone Metals’ ability to continue to operate as a going concern; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; maintaining the listing of its securities on the New York Stock Exchange; complying with applicable laws and regulations, including privacy regulation; anticipating the impact of, and responding to, new accounting standards; meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; and other risks that will be detailed from time to time in filings with the SEC; and dealing effectively with litigation, complaints, and/or adverse publicity. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can the parties assess the impact of all such risk factors on us, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements are expressly qualified in their entirety by the

LZM ANNOUCE $8M REDUCTION IN CAP PAYABLE FOLLOWING CONTINUED IFC PS5 ALIGNMENT 2026 10 07 4 foregoing cautionary statements. Lifezone undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.